                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 12B-25

                         COMMISSION FILE NUMBER 0-25828

                          NOTIFICATION OF LATE FILING


[X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended:  December 31, 1996

[ ]  Transition Report on Form 10-K     [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F     [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:


  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:    N/A


                                    PART I.
                            REGISTRANT INFORMATION

Full Name of Registrant:    ELECTROPHARMACOLOGY, INC.

Address of Principal Executive Office:    2301 N.W. 33RD COURT, SUITE 102

City, State and Zip Code:    POMPANO BEACH, FLORIDA 33069


                                    PART II.
                            RULE 12B-25 (B) AND (C)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-
          25(c) has been attached if applicable.

                                   PART III.
                                   NARRATIVE

  State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

  The Registrant, whose fiscal year ended December 31, 1996, is unable to file its annual report on Form 10-KSB within the prescribed time period without unreasonable effort and expense. During the last quarter of fiscal 1996, the Registrant dismissed its auditor and engaged Ernst & Young LLP as its new auditing firm. The change in the Registrant's auditing firm created unavoidable delays in locating and verifying financial data required to prepare the Registrant's Form 10-KSB. In addition, the Registrant's Chief Financial Officer, who was responsible for the preparation of the Form 10-KSB and who was the primary contact with the Registrant's new auditors, unexpectedly resigned on March 25, 1997. The resignation of the Chief Financial Officer less than one week from the filing deadline for the Form 10-KSB, coupled with the delays in preparing the financial information occasioned by the change in auditing firms, has made it impossible for the Registrant to complete its year-end financials and the Form 10-KSB within the time period prescribed for filing the Form 10-KSB. The Registrant has now appointed certain officers to work with the Registrant's new auditors with regard to the preparation of the year-end financials and to prepare the Registrant's Form 10-KSB. Thus, in order to obtain and ensure the accuracy of the information to be contained therein, the Registrant requires additional time for its officers to gather the necessary information and to prepare and file the Registrant's Form 10-KSB.


                                    PART IV.
                               OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification:


         Joseph Mooibroek           954              975-9818
            (Name)              (Area code)        (Telephone number)

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).

                                                         [ X ]  Yes     [  ]  No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [  ]  Yes     [ X ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


[NOTE: IF ITEM 3 ABOVE IS ANSWERED YES, AN EXPLANATION SHOULD BE PROVIDED. IF THE ANSWER IS NO, NOTHING FURTHER IS REQUIRED.]



                           ELECTROPHARMACOLOGY, INC.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 27, 1997                   By: /s/ Joseph Mooibroek
                                           ----------------------------------
                                           Joseph Mooibroek
                                           President and Chief Executive Officer